FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 23, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces Subscriber Growth Numbers for October 2009

November 23, 2009

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that its consolidated subscriber base reached 97.16 million users on October 31, 2009.

During October, MTS’ consolidated subscriber base increased by 0.3 million subscribers with over 210 thousand subscribers added in Russia.

	Oct 31,	Sep 30,	Growth		Oct 31,	Growth
Subscribers (mln)	2009	2009	Subs	%	2008	Subs	%
Total consolidated subscribers, eop	97.16	96.86	0.30	0.3%	88.47	8.69	9.8%
Russia	68.91	68.70	0.21	0.3%	62.36	6.55	10.5%
Moscow and the Moscow region	13.81	14.08	(0.27)	(2.0)%	14.35	(0.54)	(3.8)%
St. Petersburg and the Leningrad region	3.67	3.68	(0.01)	(0.3)%	3.08	0.59	19.0%
Rest of Russia	51.43	50.94	0.49	1.0%	44.92	6.51	14.5%
Ukraine	17.74	17.78	(0.04)	(0.3)%	18.10	(0.36)	(2.0)%
Uzbekistan	6.90	6.79	0.11	1.7%	5.31	1.59	30.1%
Turkmenistan	1.57	1.50	0.07	4.9%	0.82	0.75	92.4%
Armenia	2.04	2.08	(0.04)	(1.9)%	1.88	0.16	8.3%
MTS Belarus(1)	4.51	4.52	(0.01)	(0.2)%	4.20	0.31	7.3%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan Director, Investor Relations Mob: +7 985 220 4208

Department of Investor Relations Mobile TeleSystems OJSC Tel: +7 495 223 2025 E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 97.16 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can

(1) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: November 23, 2009